UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 25)1

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

260174107
(CUSIP Number)

MARIO CIBELLI
c/o Cibelli Capital Management, L.L.C.
6 East 43rd Street, 23rd Floor
New York, NY 10017-4651
(212) 490-0399 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].   .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARIO CIBELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,300
	8	SHARED VOTING POWER 2,435,590
	9	SOLE DISPOSITIVE POWER 49,000
	10	SHARED DISPOSITIVE POWER 2,435,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,330,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,330,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,330,109
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,330,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,330,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI RESEARCH & MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 105,481
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 105,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON FOCUS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 105,481
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 105,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned ("Amendment No. 25").  This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Marathon Partners, L.P., a New York limited partnership ("MP"), Cibelli Capital Management, L.L.C., a Delaware limited liability company ("CCM"), Marathon Focus Fund, L.P., a Delaware limited partnership ("MFF"), Cibelli Research & Management, L.L.C., a Delaware limited liability company ("CRM") and Mario Cibelli.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

CCM is the general partner of MP.  CRM is the general partner of MFF.  Mr. Cibelli is the managing member of each of CCM and CRM.  Mr. Cibelli is the portfolio manager to a managed account (the "Managed Account") and to a number of investment accounts (the "Investment Accounts").

(b)           The principal business address of each of MP, CCM, MFF, CRM and Mr. Cibelli is c/o Cibelli Capital Management, L.L.C., 6 East 43rd Street, 23rd Floor, New York, NY 10017-4651.

(c)           The principal business of each of MP and MFF is investing in securities.  The principal business of CCM is serving as the general partner of MP.  The principal business of CRM is serving as the general partner of MFF.  The principal occupation of Mr. Cibelli is serving as the managing member of each of CCM and CRM.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Cibelli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,330,109 Shares owned directly by MP is approximately $11,301,353, including brokerage commissions.  The aggregate purchase price of the 105,481 Shares owned directly by MFF is approximately $440,786, including brokerage commissions.  The Shares owned directly by MP and MFF were acquired with the respective working capital of such entities.

CUSIP NO. 260174107

The Shares held in each of the Managed Account and the Investment Accounts were acquired with the funds of clients of Mr. Cibelli.

The aggregate purchase price of the 6,300 Shares owned directly by Mr. Cibelli is approximately $40,852, including brokerage commissions.  Mr. Cibelli is the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: 1,600 Shares are held in the Mario Cibelli C/F S. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F G. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F L.  Cibelli UTMA, 700 Shares are held in the Mario Cibelli C/F C. Cibelli UTMA and 2,000 Shares are held in the Mario Cibelli Simple IRA.  The Shares owned directly by Mr. Cibelli were acquired with personal funds.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 25, 2011, the Reporting Persons sent a letter to the Issuer's General Counsel, attached hereto as Exhibit 99.2.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,340,977 Shares outstanding, which is the total number of Shares outstanding as of March 10, 2011 as reported in the Issuer's quarterly report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2011.

As of the close of business on April 21, 2011, MP owned directly 2,330,109 Shares, constituting approximately 12.7% of the Shares outstanding.  By virtue of their relationships with MP discussed in further detail in Item 2, each of CCM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MP.

As of the close of business on April 21, 2011, MFF owned directly 105,481 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with MFF discussed in further detail in Item 2, each of CRM and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MFF.

CUSIP NO. 260174107

As of the close of business on April 21, 2011, 30,000 Shares, constituting less than 1% of the Shares outstanding, were held in the Managed Account and 12,700 Shares, constituting less than 1% were held in the Investment Accounts.  Mr. Cibelli has sole voting and dispositive power over the securities held in the Managed Account and has sole dispositive power over the securities held in the Investment Accounts.

As of the close of business on April 21, 2011, Mr. Cibelli owned directly 6,300 Shares, constituting less than 1% of the Shares outstanding.

(b)           Mr. Cibelli has the sole power to vote or direct the vote of 36,300 Shares and the sole power to dispose or direct the disposition of 49,000 Shares to which this filing relates.  Mr. Cibelli has the shared power to vote or direct the vote and dispose or direct the disposition of 2,435,590 Shares to which this filing relates.

MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,330,109 Shares to which this filing relates.

MFF and CRM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 105,481 Shares to which this filing relates.

(c)             There were no transactions in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Recent Transactions within the past 60 days.

99.2	Letter to the Board of Directors of Dover Motorsports, Inc. dated April 25, 2011.

99.3
Joint Filing Agreement by and among Marathon Partners, L.P., Cibelli Capital Management, L.L.C., Marathon Focus Fund, L.P., Cibelli Research & Management, L.L.C. and Mario Cibelli dated April 25, 2011.

CUSIP NO. 260174107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

CIBELLI RESEARCH & MANAGEMENT, L.L.C.

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

MARATHON FOCUS FUND, L.P.

By:	Cibelli Research & Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI

Exhibit 99.1

Transactions in Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
 SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share

NONE

Exhibit 99.2

(Marathon Partners Letterhead)

Marathon Partners L.P.
6 East 43rd Street, 23rd Floor
New York, NY 10017

April 25, 2011

Board of Directors
Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903

Dear Board Members,

At Dover Motorsports' 2010 annual meeting last April, Chairman Henry Tippie stated that our long-running public protests over the Company's performance had 'poisoned' the air as it pertained to potential shareholder enhancing transactions.  He stated that we had become our own worst enemy relative to our desire to increase the value of the shares we own on behalf of Marathon's investors.  Putting this mistaken assertion aside, we decided last April to see if providing Mr. Tippie and the rest of the Dover Motorsports' board members some uninterrupted time to reflect and act might produce a different result for the shareholders of the Company.

While there has been some progress at Dover Motorsports over the past year, it is safe to say that clearing the supposedly poisonous air has not resulted in any positive discernable affect for the owners of the business.  Dover has made some constructive moves to lower the operating losses from the Midwest track assets by divesting Memphis and Gateway.  This decision was long overdue, but from a timing perspective, it would have been impossible to have picked a worse time to rationalize these assets.  Almost four years ago, on May 1, 2007 we wrote the following to the board members of Dover Motorsports:

"While a sale of the cash draining Midwest facilities would be an attractive option, we continue to believe it is a waste of time and money to beat around the bush any further.  The proper course of action is to sell the Company to the highest bidder in a fair and open auction process."

By waiting until the absolute last moment to rationalize Dover Motorsports' track portfolio, the shareholders of the business received virtually nothing for these assets.

What else did Henry Tippie and board members do with their free time over the past year?  Of course, there was the ill-advised attempt to sell Dover Motorsports to another Rollins' controlled entity at zero premium as announced on September 27, 2010.  Unfortunately, this proposed transaction cut short our planned year-long silence as we were compelled to point out the absurdity of the Board's recommendations.  This proposed transaction, undoubtedly debated by board members as to its merits, was one of the worst transactions I have ever had the displeasure of analyzing.  While we were satisfied that the Board of Directors ultimately decided to abandon this transaction, there is not much to celebrate from the shareholders' point of view by merely eliminating a value destroying event.

Despite what Henry Tippie said to us nearly a year ago, our only conclusion is that there was and still is nothing preventing the Board of Directors from pursuing value enhancing activities for the shareholders of Dover Motorsports.  After speaking to various operators in the industry over the past four years, there is no doubt in our minds that Dover Motorsports could be sold to a stronger operator for a significant premium over the current quoted market value of the Company.  It is quite clear that Henry Tippie and the rest of the Board of Directors are the ones standing between the long-suffering shareholders and any value enhancing transaction, not us.

Unfortunately, Dover Motorsports' exasperated shareholders have now come to accept the extreme discount at which shares trade relative to the Company's intrinsic value.  This is true, as Henry Tippie and the fiduciaries responsible for protecting shareholders and growing their wealth are clearly indifferent to how they fare.  More precisely, the best the Board of Directors could come up with in 2010 was to recommend selling out to another Rollins-controlled company with no premium and without an auction.  This continues to be a sad state of affairs.

Our expectations for intelligent and shareholder friendly decisions from board members in 2011 are appropriately low.  That notwithstanding, best of luck in creating value for the shareholders this year.

Sincerely,

Mario D. Cibelli
Managing Member

Exhibit 99.3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto), with respect to the securities Dover Motorsports, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 25, 2011	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

CIBELLI RESEARCH & MANAGEMENT, L.L.C.

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

MARATHON FOCUS FUND, L.P.

By:	Cibelli Research & Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI

SK 03366 0001 1189038